Mail Stop 4561

March 4, 2009

Timothy M. Leyden
Executive Vice President and
Chief Financial Officer
Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630

      Re: Western Digital Corporation
             Form 10-K for Fiscal Year Ended June 27, 2008
             Filed August 20, 2008
             File No. 001-08703

Dear Mr. Leyden:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief